www.umc.com

Exhibit

Exhibit Description

99.1 Announcement on 2026/05/11: To announce accumulative shares repurchased exceeding NTD$300 million in value

99.2 Announcement on 2026/05/10: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

To announce accumulative shares repurchased exceeding NTD$300 million in value

1. Date the cumulative no. of shares currently repurchased accounted for 2 percent or more of the shares issued by the company, or amounted to NT$300 million or more: 2026/05/11

2. No. of shares currently repurchased (shares): 4,166,000 shares

3. Type of shares currently repurchased: Common share

4. Total monetary amount of shares currently repurchased (NTD): NTD$391,855,237

5. Current average repurchase price per share (NTD): NTD$94.06

6. Cumulative no. of the company's own shares held during the repurchase period (shares): 8,332,000 shares

7. Cumulative no. of the company's own shares held during the repurchase period as a percentage of the total no. of the company’s issued shares: 0.07%

8. Any other matters that need to be specified: None

Exhibit 99.2

United Microelectronics Corporation

For the month of April, 2026

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)
The trading of directors, executive officers and 10% shareholders

Title	Name	Number of shares as of March 31, 2026	Number of shares as of April 30, 2026	Changes
--	--	--	--	--
2)
The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

Title	Name	Number of shares as of March 31, 2026	Number of shares as of April 30, 2026	Changes
--	--	--	--	--